

June 9, 2011

Via E-mail
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Integrys Energy Group, Inc.
130 East Randolph Street
Chicago, Illinois 60601-6207

>   **Re: Integrys Energy Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-11337**
>
>   **Wisconsin Public Service Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-3016**

Dear Mr. O'Leary:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   In order to facilitate this review, we have not repeated comments for issues that may be applicable to Wisconsin Public Service Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Integrys Energy Group, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 57

2.   In light of the impairment losses on property, plant and equipment recognized in the most recent year and the nature of long-lived asset impairment testing, please tell us your consideration of disclosing the methods, assumptions and estimates underlying your long-lived asset impairment measurements and the uncertainties associated with the measurements in your discussion of critical accounting estimates.

Goodwill Impairment, page 58

3.   We note your disclosures that the fair value calculated in the first step of the impairment test for MGU approximated the carrying value of the reporting unit and that the fair value of the WPS natural gas utility reporting unit exceeded the carrying amount by a significant amount. Please tell us your consideration of providing similar disclosures for your PGL, NSG, MERC and Integrys Energy Services reporting units. In this regard, tell us your consideration of disclosing (i) that the fair value of certain or all of the reporting units with material goodwill are substantially in excess of carrying value and are not at risk of failing step one of the impairment test and/or (ii) the following information for reporting units at risk of failing step one to the extent not already disclosed:
   - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 73

Note 12 – Long-Term Debt, page 104

4.   We note that the covenants of certain debt agreements, including those of your subsidiaries, include a requirement to maintain defined debt to capitalization ratios. We also note your disclosure in Item 5 regarding dividend restrictions imposed by regulators. Please tell us whether debt to total capitalization ratios contained in debt agreements, as

well as any debt to capitalization ratios imposed by regulators, restrict or limit your ability or the ability of your subsidiaries to pay dividends and your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Note 15 – Commitments and Contingencies, page 111

5.   Regarding loss contingencies, we note your disclosure throughout this note that you are, "…currently unable to predict the impact on [your] consolidated financial statements." Please tell us your consideration of disclosing an estimate of probable and reasonably possible loss or range of loss in excess of amounts accrued for each matter disclosed or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

Note 20 – Stock-Based Compensation, page 127

6.   Please tell us your consideration of disclosing the weighted average grant-date fair value of nonvested performance stock rights, restricted shares and restricted share units at the beginning and end of the year and for those granted, vested or distributed and forfeited during the year. Please also tell us your consideration of disclosing (i) the weighted average grant-date fair value of performance stock rights, restricted shares and restricted share units and (ii) the total intrinsic value of options exercised, share-based liabilities paid and the total fair value of shares vested for each year presented. Please refer to ASC 718-10-50-2c.2 and 718-10-50-2d.

7.   Please tell us the settlement terms of performance stock rights, restricted shares and restricted share units awards and the changes to the deferred compensation plan that require the awards to be accounted for as liability awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment[s] or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief